Exhibit 99.1
Bennett Environmental Inc (“BEI”)
Update
Highlight:
•	The Company intends to finalize and file the restatement of its financial statements for fiscal 2003 and 2004 and its financial statements for 2005 by May 31, 2006
Oakville, Ontario, May 18, 2006 - As a result of the restatement of its annual consolidated financial statements for the fiscal years ended December 31, 2003 and 2004, which was first announced on March 6, 2006, BEI announces today that it continues to be delayed in filing its annual financial statements and annual Management’s Discussion & Analysis related thereto, and its Annual Information Form, for the fiscal year ended December 31, 2005 by the required filing date under applicable Canadian securities laws, namely March 31, 2006. The Company intends to finalize and file the restatement of its financial statements for fiscal 2003 and 2004 and its financial statements for 2005 by May 31, 2006.
Further, the Company is delayed in filing its interim financial statements and interim Management’s Discussion & Analysis for the three months ended March 31, 2006, which were due on May 15, 2006. The company intends to file these statements by June 15, 2006.
Until its annual financial statements and related annual filings and its interim financial statements and related filings are filed, BEI intends to satisfy the requirements of the “alternate information guidelines” described in Ontario Securities Commission Policy 57-603, including issuing by-weekly default status reports.
It is also the Company’s intent to call its next annual shareholders’ meeting as soon as practicable.
Forward Looking Statements
Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO or Andrew Boulanger, Vice President/CFO, at the Oakville office at (905) 339-1540.